(212) 318-6054

vadimavdeychik@paulhastings.com

July 20, 2018

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

First Capital Investment Corporation (the “Company”)

File Nos. 814-01137 and 333-202461

Dear Mr. Minore:

This letter responds to your additional telephonic comments communicated to the undersigned on July 18, 2018, with respect to the Definitive Proxy Statement filed on Schedule 14A (the “Proxy Statement”) for the Company.

The Company’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.

Staff Comment: Please explain why the increase in expenses under the New Advisory Agreement does not constitute an “unfair burden” under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Company’s Response: The Company respectfully submits that Section 15(f)(2)(b) of the 1940 Act defines unfair burden to include:

any arrangement, during the two-year period after the date on which any [transaction described in Section 15(f)] occurs, whereby the investment adviser or [its] predecessor or successor investment advisers […] or any interested person of any such adviser […] receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

Mr. Dominic Minore

July 20, 2018

Legislative history of Section 15(f) offers little guidance as to the meaning of “unfair burden.” The Securities and Exchange Commission (“SEC”), however, has previously expressed concern about investor protection issues associated with the sale of an investment advisory business. In its 1966 report entitled “Public Policy Implications of Investment Company Growth,” the SEC recommended amending the 1940 Act to prohibit any sale of the assets of or a controlling block of stock in an adviser, if the sale was “likely to impose additional burdens on the investment company or to limit its freedom of future action.”1 The amending legislation subsequently was proposed in 1967 but was never adopted.2 In the end, Section 15(f), as enacted, contains a prohibition against an “unfair burden,” rather than an “additional burden,” implying that not every additional burden would constitute an “unfair burden.” Moreover, in a 2006 No-Action Letter, the SEC Staff noted that the determination as to whether any particular type of service or compensation is “bona fide” under the definition is inherently factual in nature, and must be determined on a case by case basis.3

The court in Olesh v. Dreyfus Corp.4 held that elimination of fee waivers as the result of the sale of an adviser was not per se lacking in bona fides. The Olesh court held that, to survive a motion to dismiss, the plaintiffs should allege that the increased advisory fees were for something other than bona fide services, since ordinarily fee waivers directly involve investment advisory fees that fall within the statutory exclusion unless not bona fide.5 Similarly, in Wexler v. Equitable Capital Management Corp.,6 the court dismissed a claim that failure to negotiate lower advisory fees in connection with the sale resulted in an undue burden being imposed. The Wexler court found that the plaintiffs failed to allege that the fees were not bona fide, since advisory fees for investment advisory or other services are expressly excluded from the definition of undue burden. Based on the foregoing, it appears that if a fee is for bona fide advisory or other services, it would qualify for this exclusion from the definition of unfair burden.

The Company respectfully submits that the increase in fees is for bona fide investment advisory and other services. Specifically, the Company notes that, same as under the Original Advisory Agreement, the Company will pay the Adviser a 2.00% management fee and 20.00% incentive fee on any capital gains. The only material differences between the Original Advisory Agreement and New Advisory Agreement are the change in the hurdle rate, which the Adviser would need to exceed in order to earn an incentive fee on investment income, and the termination of the Expense Reimbursement Agreement. First, the change in the hurdle rate would only be applicable if and when the Adviser is able to exceed the specified hurdle rate, and there are no guarantees that the Adviser will be able to do so. Nonetheless, the Adviser believes that the lowering of the hurdle rate was appropriate under the current circumstances because of the types of investments (healthcare companies) that the Adviser will pursue on behalf of the Company, and believes that the new hurdle rate is in line with the Company’s investment strategy and if exceeded, the incentive fee would be earned for bona fide investment advisory services. Finally, at this time, the only other expenses that the Adviser anticipates as a result of the termination of the Expense Reimbursement Agreement are expenses associated with rent for office space. The Adviser believes that these additional expenses are also for bona fide other services, because they are necessary for provisions of investment services to the Company.

Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, at 152 (1966).

H.R. 9510, 90th Cong. (1967).

3

Citigroup, Inc., 2006 SEC No-Act. LEXIS 552 (July 26, 2006).

4

Olesh v. Dreyfus Corp., No. 94 CIV 1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995).

5

Id.

Wexler v. Equitable Capital Management Corp., No. 93 CIV 3834, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994).

Mr. Dominic Minore

July 20, 2018

2.

Staff Comment: Please explain how the composition of the Company’s board of directors satisfies the provision of Section 15(f) requiring, during the three-year period following the consummation of a transaction, at least 75% of the board of a fund to be persons who are not “interested persons,” as defined in the 1940 Act, of the investment adviser or the predecessor investment adviser.

Company’s Response: The Company believes its board’s current composition, with 67% of its members being Independent Directors, adequately protects the interests of Company shareholders, given that the Independent Directors have a clear majority over the sole non-Independent Director (the “Interested Director”). The Company also believes that the addition of another director in order to meet the 75% requirement would unnecessarily increase the costs to Company shareholders with no additional benefit. The sensitivity to shareholder costs is particularly relevant here because the Company is very small in terms of net assets.

The Company also notes that its position is supported by the SEC’s suggestion in another context that a requirement that 75% of a fund’s board be comprised of persons who are not “interested persons” of the fund would be inappropriate for a three-person board. Investment Company Governance Final Rule, Release IC-265210, effective September 7, 2004 (the “Fund Governance Release”), required investment companies relying on certain exemptive rules to have at least 75% of the board consist of independent board members.7 However, in Rule 0-1(a)(7)(i) under the 1940 Act, the SEC provided an exception for three-person boards. That exception provided that three-person boards would be required to have only two of the three board members (67%) as independent board members.8 Here, the Company’s current board structure meets this requirement. Moreover, the SEC noted in the Fund Governance Release that “[w]e are sensitive to the costs of our rules and therefore have modified the final rule to include an exception for boards with three directors. The final rule provides that a board with three directors satisfies the independence requirement if all but one of the directors (i.e., two directors) are independent.”9

In light of the foregoing and the Company’s response to the preceding Comment, the Company respectfully submits that it believes that it satisfied the non-exclusive safe harbor of Section 15(f).

Rule 0-1(a)(7)(i) under the 1940 Act.

Id.

Id.

Mr. Dominic Minore

July 20, 2018

3.

Staff Comment: Please explain why the Company believes it is reasonable to assume, for purposes of the “Annual Company Fee Schedules and Operating Expenses” table under “Proposal 2” of the Proxy Statement, that the Company’s average assets under management will total $75 million, rather than basing the numbers in the table on the Company’s actual assets under management.

Company’s Response: The Company respectfully submits that while the Company was initially organized in late 2014, it has recently undergone a complete management change, including appointment of a new investment adviser and associated investment professionals. As a result of these changes, the Company believes it was appropriate to use the assumption of average assets under management of $75 million. The Company believes that the $75 million assumption was reasonable due to the valuation of the Company’s current portfolio, ongoing and future private placement of Company’s shares, and anticipated and actual portfolio investments.

Notwithstanding the foregoing, the Company has determined to replace the initial assumption of $75 million with an assumption of average assets under management of $10 million. The Company believes that the $10 million assumption is at the low end of the range of potential assets under management that it expects to realize, but should nevertheless give the Company’s shareholders sufficient information with respect to the Company’s future/estimated expenses. As a result of this change, the Company plans to file with the SEC and mail to shareholders supplemental proxy materials reflecting the revised “Annual Company Fee Schedules and Operating Expenses table”.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (212) 318-6054. Thank you.

Sincerely,

/s/ Vadim Avdeychik

Vadim Avdeychik